Filed Pursuant to Rule 424(b)(3)

Registration No. 333-132911

635,000 Units
100% Principal Protected Step-Up Notes
Linked to the United States dollar value of the BRIC Currencies due November 2, 2010
$10 principal amount per unit
Term Sheet No. 3149

Merrill Lynch & Co., Inc.

Pricing Date	*October 31, 2008*
Settlement Date	*November 10, 2008*
Maturity Date	*November 2, 2010*
CUSIP No.	*59025F301*

100% Principal Protected Step-Up Notes

- *A return of 26.25% over the $10 principal amount per unit if the Cumulative Return is zero or positive but less than or equal to the Threshold Percentage of 26.25%*
- *100% participation in the Cumulative Return if the Cumulative Return is positive and greater than the Threshold Percentage of 26.25%*
- *100% principal protection at maturity*
- *A maturity of approximately 24 months*
- *No periodic interest payments*
- *The Notes will not be listed on any securities exchange*
- *The Notes are not guaranteed or insured by the FDIC*

STRUCTURED INVESTMENTS

PRINCIPAL PROTECTION
ENHANCED INCOME
MARKET PARTICIPATION
ENHANCED PARTICIPATION

The Notes will have the terms specified in this term sheet as supplemented by the documents indicated herein under “Additional Terms of the Notes” (together the “Notes Prospectus”). Investing in the Notes involves a number of risks. See “Risk Factors” and “Additional Risk Factor” beginning on page TS-4 of this term sheet and “Risk Factors” beginning on page PS-4 of product supplement STUP-1.

In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and its broker-dealer affiliate First Republic Securities Company, LLC is acting in its capacity as a principal.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Notes Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.00	$6,350,000
Underwriting discount (1)	$0.20	$127,000
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.80	$6,223,000

(1)	The public offering price and underwriting discount for any purchase of 500,000 or more units in a single transaction by an individual investor will be $9.95 per unit and $0.15 per unit, respectively.

Merrill Lynch & Co.

October 31, 2008

Summary

The 100% Principal Protected Step-Up Notes Linked to the United States dollar value of the BRIC Currencies due November 2, 2010 (the “Notes”) are senior, unsecured debt securities of Merrill Lynch & Co., Inc. that provide investors with a return of 26.25% over the Original Public Offering Price if the sum of the weighted returns of each Exchange Rate (as defined herein), as calculated on the Valuation Date (the “Cumulative Return”), is zero or positive but less than or equal to the Threshold Percentage of 26.25%. If the Cumulative Return is positive and greater than the Threshold Percentage, the Notes will provide investors with a 100% Participation Rate in the Cumulative Return. The Cumulative Return will increase if the values of the Brazilian real, Russian ruble, Indian rupee and Chinese renminbi (yuan) (each, an “Underlying Currency” and together, the “Underlying Currencies”) appreciate relative to the United States dollar over the term of the Notes. The Cumulative Return will decrease if the values of the Underlying Currencies depreciate relative to the United States dollar over the term of the Notes. Investors should be of the view that the values of the Underlying Currencies will remain constant or appreciate relative to the United States dollar over the term of the Notes and must be willing to forgo interest payments on the Notes.

Terms of the Notes	Determining Payment at Maturity for the Notes

On the maturity date, you will receive a cash payment per unit, denominated in United States dollars, equal to the Redemption Amount. If the Cumulative Return is negative, you will receive only the Minimum Redemption Amount per unit.

The “Redemption Amount” per unit to which you will be entitled will depend on the direction of and the percentage change in the Exchange Rates and will be determined as set forth below:

Hypothetical Payout Profile

This graph reflects the hypothetical performance of the Notes, including the Threshold Percentage of 26.25%, the Participation Rate of 100%, the Base Value of $10.00 and the Minimum Redemption Amount of $10.00. The blue line reflects the hypothetical Redemption Amount of the Notes while the gray line reflects the hypothetical performance of the Cumulative Return with no Minimum Redemption Amount or Threshold Percentage.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Cumulative Return and the term of your investment.

Hypothetical Payments at Maturity

Set forth below are four examples of Redemption Amount calculations (rounded to three decimal places) including the Threshold Percentage of 26.25%:

Example 1—The hypothetical Cumulative Return on the Valuation Date is equal to -10.0000%:

Redemption Amount (per unit) = $10.000        (The Redemption Amount cannot be less than the $10 Minimum Redemption Amount per unit)

Example 2—The hypothetical Cumulative Return on the Valuation Date is equal to 0.0000%:

$10 +	($10 x 26.25%	)	= $12.625

Redemption Amount (per unit) = $12.625

Example 3—The hypothetical Cumulative Return on the Valuation Date is equal to 10.0000%:

$10 +	($10 x 26.25%	)	= $12.625

Redemption Amount (per unit) = $12.625

Example 4—The hypothetical Cumulative Return on the Valuation Date is equal to 35.0000%:

$10 +	($10 x 35.0000% x 100%	)	= $13.500

Redemption Amount (per unit) = $13.500

For a range of hypothetical Cumulative Returns on the Valuation Date, the following table illustrates:

▪	the total amount payable on the maturity date per unit (rounded to three decimal places);
▪	the total rate of return to holders of the Notes; and
▪	the pretax annualized rate of return to holders of the Notes.

The table below reflects the Threshold Percentage of 26.25%.

Hypothetical Cumulative Return on the Valuation Date	Total amount payable on the maturity date per unit	Total rate of return on the Notes	Pretax annualized rate of return on the Notes(1)
-15.00%	$10.000	0.00%	0.00%
-10.00%	$10.000	0.00%	0.00%
-5.00%	$10.000 (2)	0.00%	0.00%
0.00%	$12.625	26.25%	12.14%
1.00%	$12.625	26.25%	12.14%
5.00%	$12.625	26.25%	12.14%
10.00%	$12.625	26.25%	12.14%
15.00%	$12.625	26.25%	12.14%
19.00%	$12.625	26.25%	12.14%
20.00%	$12.625	26.25%	12.14%
26.25% (3)	$12.625	26.25%	12.14%
30.00%	$13.000	30.00%	13.72%
35.00%	$13.500	35.00%	15.76%

(1)	The pretax annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from November 10, 2008 to November 2, 2010, the term of the Notes.

(2)	The amount you receive on the maturity date will not be less than $10.00 per unit.

(3)	This is the Threshold Percentage.

The above figures are for purposes of illustration only. The actual amount you receive and the resulting total and pretax annualized rates of return will depend on the actual Cumulative Return and the term of your investment.

Risk Factors

An investment in the Notes involves significant risks. The following is a list of certain of the risks involved in investing in the Notes. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” sections included in the product supplement and MTN prospectus supplement identified below under “Additional Terms of the Notes”. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

▪	You may not earn a return on your investment.

▪	Your yield may be lower than the yield on other debt securities of comparable maturity.

▪	Changes in the values of the Exchange Rates may offset each other.

▪	You must rely on your own evaluation of the merits of an investment linked to the Exchange Rates.

▪	The return on your Notes depends on the Exchange Rates, which are affected by many complex factors outside of our control.

▪	Even though currency trades around-the-clock, your Notes will not, and the prevailing market prices for your Notes may not reflect the underlying currency prices and rates.

▪

In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date.

▪	Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

▪	Amounts payable on the Notes may be limited by state law.

▪	Potential conflicts of interest could arise.

Additional Risk Factor

The Exchange Rate of the Chinese renminbi (yuan) is currently managed by the Chinese government

On July 21, 2005, the People’s Bank of China, with the authorization of the State Council of the People’s Republic of China, announced that the Chinese renminbi (yuan) exchange rate would no longer be pegged to the United States dollar and would float based on market supply and demand with reference to a basket of currencies. According to public reports, the governor of the People’s Bank of China has stated that the basket is composed mainly of the United States dollar, the European Union euro, the Japanese yen and the South Korean won. Also considered, but playing smaller roles, are the currencies of Singapore, the United Kingdom, Malaysia, Russia, Australia, Canada and Thailand. The weight of each currency within the basket has not been announced.

The initial adjustment of the Chinese renminbi (yuan) exchange rate was an approximate 2% revaluation from an exchange rate of 8.28 Chinese renminbi (yuan) per United States dollar to 8.11 renminbi (yuan) per United States dollar and, as of the Pricing Date, was 6.8258 Chinese renminbi (yuan) per United States dollar. The People’s Bank of China has also announced that the daily trading price of the United States dollar against the renminbi (yuan) in the inter-bank foreign exchange market will continue to be allowed to float within a band of 0.5 percent around the central parity published by the People’s Bank of China, while the trading prices of the non-United States dollar currencies against the renminbi (yuan) will be allowed to move within a certain band announced by the People’s Bank of China. The People’s Bank of China has stated that it will make adjustments of the renminbi (yuan) exchange rate band when necessary according to market developments as well as the economic and financial situation.

Despite the recent change in their exchange rate regime, the Chinese government continues to manage the valuation of the renminbi (yuan), and, as currently managed, its price movements are unlikely to contribute significantly to either an increase or decrease in the value of the Basket. However, further changes in the Chinese government’s management of the renminbi (yuan) could result in a significant movement in the United States dollar/renminbi (yuan) exchange rate. Assuming the value of all other Basket Components remain constant, a decrease in the value of the renminbi (yuan), whether as a result of a change in the government’s management of the currency or for other reasons, would result in a decrease in the value of the Basket.

Recent Developments

On September 15, 2008, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Bank of America Corporation (“Bank of America”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, a wholly owned subsidiary of Bank of America will merge with and into ML&Co. with ML&Co. continuing as the surviving corporation and as a wholly owned subsidiary of Bank of America. The merger has been approved by the board of directors of each of ML&Co. and Bank of America and is subject to shareholder votes at both companies.

Upon completion of the merger, each outstanding share of ML&Co. common stock will be converted into the right to receive 0.8595 of a share of Bank of America common stock, and the Bank of America board of directors will be expanded to include three existing directors of ML&Co. The Merger Agreement contains certain termination rights for both ML&Co. and Bank of America. The transaction is expected to close on or after December 31, 2008, subject to shareholder approval and customary closing conditions, including standard regulatory approvals.

Investor Considerations

You may wish to consider an investment in the Notes if:

▪	You anticipate that the Cumulative Return on the Valuation Date will be zero or sufficiently positive to provide you with your desired return.

▪	You accept that you will not receive any return other than the return of your original investment if the Cumulative Return is negative on the Valuation Date.

▪	You are willing to forgo interest payments on the Notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪

You are willing to accept that a trading market for the Notes is not expected to develop. Although MLPF&S, our subsidiary, has indicated that it currently expects to bid for Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making those bids at any time.

The Notes may not be appropriate investments for you if:

▪	You anticipate that the Cumulative Return on the Valuation Date will be negative or will not be sufficiently positive to provide you with your desired return.

▪	You seek an investment that provides a guaranteed yield or return in addition to the return of your original investment.

▪	You seek interest payments or other current income on your investment.

▪	You want assurances that there will be a liquid market if and when you want to sell the Notes prior to maturity.

Other Provisions

We may deliver the Notes against payment therefor in New York, New York on a date that is in excess of three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement on the Notes occurs more than three business days from the Pricing Date, purchasers who wish to trade Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase these offered securities, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic Securities Company, LLC acting as a principal in effecting the transaction for your account. MLPF&S is acting as an underwriter and/or selling agent for this offering and will receive underwriting compensation from the issuer of the securities.

Supplement to the Plan of Distribution

MLPF&S and First Republic Securities Company, LLC, each a broker-dealer subsidiary of ML&Co., are members of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate in the distribution of the Notes. Accordingly, offerings of the Notes will conform to the requirements of NASD Rule 2720.

MLPF&S and First Republic Securities Company, LLC may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the Notes. MLPF&S and First Republic Securities Company, LLC may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

Exchange Rates

The notes are designed to allow investors to participate in exchange rate movements of the value of the Underlying Currencies relative to the United States dollar over the term of the notes. The Exchange Rate for each Underlying Currency is the number of units of the applicable Underlying Currency for which one United States dollar can be exchanged.

To calculate the Redemption Amount you will receive at maturity:

The “Cumulative Return” will be determined by the Calculation Agent on the Valuation Date and will equal the sum of the Weighted Returns (as defined below) of the Exchange Rates. The Cumulative Return will be rounded to four decimal places.

The “Weighted Return” for each Exchange Rate will be determined by the Calculation Agent as follows:

Exchange Rate Weighting x	(	Initial Exchange Rate - Final Exchange Rate	)
Final Exchange Rate

The Weighted Return with respect to each Exchange Rate will be positive when the value of the applicable Underlying Currency appreciates relative to the United States dollar (causing the applicable Exchange Rate to decrease) and will be negative when the value of the applicable Underlying Currency depreciates relative to the United States dollar (causing the applicable Exchange Rate to increase). The Weighted Return with respect to each Exchange Rate will be rounded to four decimal places.

Assuming the Exchange Rates of every other Underlying Currency remain the same, any appreciation in the value of a given Underlying Currency relative to the United States dollar will result in an increase in the Cumulative Return while any depreciation in the value of a given Underlying Currency relative to the United States dollar will result in a decrease in the Cumulative Return.

The “Initial Exchange Rate” is equal to:

(i) for the Brazilian real:	2.1149 Brazilian reals for which one United States dollar can be exchanged;

(ii) for the Russian ruble:	27.1046 Russian rubles for which one United States dollar can be exchanged;

(iii) for the Indian rupee:	49.2500 Indian rupees for which one United States dollar can be exchanged; and

(iv) for the Chinese renminbi (yuan):	6.8258 Chinese renminbi (yuan) for which one United States dollar can be exchanged.

The “Final Exchange Rate” will equal the value of the applicable Exchange Rate on the Valuation Date determined as described below.

The “Exchange Rate Weighting” with respect to each Exchange Rate equals 25%.

Set forth below are three examples of hypothetical Cumulative Return and Redemption Amount calculations (rounded to three decimal places), including the Threshold Percentage of 26.25%, the Initial Exchange Rates for each Exchange Rate and hypothetical Final Exchange Rates for each Exchange Rate as stated below:

Example 1

Underlying Currency	Exchange Rate Weighting	Initial Exchange Rate	Hypothetical Final Exchange Rate
Brazilian real	25%	2.1149	2.3264
Russian ruble	25%	27.1046	25.7494
Indian rupee	25%	49.2500	51.7125
Chinese renminbi (yuan)	25%	6.8258	6.8941

(i) Weighted Return for the Brazilian real:	25% ×	(2.1149 - 2.3264)	= -2.2728%
2.3264
(ii) Weighted Return for the Russian ruble:	25% ×	(27.1046 - 25.7494)	= 1.3158%
25.7494
(iii) Weighted Return for the Indian rupee:	25% ×	(49.2500 - 51.7125)	= -1.1905%
51.7125
(iv) Weighted Return for the Chinese renminbi (yuan):	25% ×	(6.8258 - 6.8941)	= -0.2477%
6.8941

Based on the above, the Cumulative Return would be -2.3952% = -2.2728% + 1.3158% - 1.1905% - 0.2477% (the sum of the Weighted Returns). Because the Cumulative Return is negative, the Redemption Amount per unit would be equal to $10.000. (The Redemption Amount cannot be less than the $10 Minimum Redemption Amount per unit)

Example 2

Underlying Currency	Exchange Rate Weighting	Initial Exchange Rate	Hypothetical Final Exchange Rate
Brazilian real	25%	2.1149	1.9034
Russian ruble	25%	27.1046	28.4598
Indian rupee	25%	49.2500	46.7875
Chinese renminbi (yuan)	25%	6.8258	7.0000

(i) Weighted Return for the Brazilian real:	25% ×	(2.1149 - 1.9034)	= 2.7779%
1.9034
(ii) Weighted Return for the Russian ruble:	25% ×	(27.1046 - 28.4598)	= -1.1905%
28.4598
(iii) Weighted Return for the Indian rupee:	25% ×	(49.2500 - 46.7875)	= -1.3158%
46.7875
(iv) Weighted Return for the Chinese renminbi (yuan):	25% ×	(6.8258 - 7.0000)	= -0.6221%
7.0000

Based on the above, the Cumulative Return would be 2.2811% = 2.7779% - 1.1905% + 1.3158% - 0.6221% (the sum of the Weighted Returns). Because the Cumulative Return is positive and less than the Threshold Percentage of 26.25%, the Redemption Amount per unit would be equal to $12.625 = $10 + ($10 × 26.25%).

Example 3

Underlying Currency	Exchange Rate Weighting	Initial Exchange Rate	Hypothetical Final Exchange Rate
Brazilian real	25%	2.1149	1.2689
Russian ruble	25%	27.1046	18.4311
Indian rupee	25%	49.2500	49.7425
Chinese renminbi (yuan)	25%	6.8258	5.4606

(i) Weighted Return for the Brazilian real:	25% ×	(2.1149 - 1.2689)	= 16.6680%
1.2689
(ii) Weighted Return for the Russian ruble:	25% ×	(27.1046 - 18.4311)	= 11.7648%
18.4311
(iii) Weighted Return for the Indian rupee:	25% ×	(49.2500 - 49.7425)	= -0.2475%
49.7425
(iv) Weighted Return for the Chinese renminbi (yuan):	25% ×	(6.8258 - 5.4606)	= 6.2502%
5.4606

Based on the above, the Cumulative Return would be 34.4355% = 16.6680% + 11.7648% - 0.2475% + 6.2502% (the sum of the Weighted Returns). Because the Cumulative Return is positive and greater than the Threshold Percentage of 26.25%, the Redemption Amount per unit would be equal to $13.444 = $10 + ($10 × 34.4355%).

For each Underlying Currency, the Initial Exchange Rate was, and Final Exchange Rate will be, determined as follows:

(i) for the Brazilian real, the number of Brazilian reals for which one United States dollar can be exchanged, as reported by Reuters Group PLC (“Reuters”) on page BRFR taking the arithmetic mean of the bid and ask, or any substitute page thereto, at approximately 5:00 p.m. in New York City;

(ii) for the Russian ruble, the number of Russian rubles for which one United States dollar can be exchanged, as reported by Reuters on page RUBMCMEEMTA=, or any substitute page thereto, at approximately 10:00 a.m. in London, England;

(iii) for the Indian rupee, the number of Indian rupees for which one United States dollar can be exchanged, as reported by Reuters on page RBIB under “USD”, or any substitute page thereto, at approximately 12:30 p.m. in Mumbai, India; and

(iv) for the Chinese renminbi (yuan), the number of Chinese renminbi (yuan) for which one United States dollar can be exchanged, as reported by Reuters on page SAEC, or any substitute page thereto, at approximately 9:30 a.m. in Beijing, China.

If the currency exchange rates are not so quoted on Reuters page BRFR, Reuters page RUBMCMEEMTA=, Reuters page RBIB or Reuters page SAEC (as applicable), or any substitute pages thereto, then the Exchange Rates used to determine the Cumulative Return will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent at approximately 10:00 a.m., New York City time, on the relevant date for the purchase or sale for deposits in the relevant currencies by three leading banks engaged in the interbank market (selected in the sole discretion of the Calculation Agent) (the “Reference Banks”). If fewer than three Reference Banks provide spot quotations, then the Exchange Rates will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent at approximately 10:00 a.m., New York City time, on the relevant date from two leading commercial banks in New York (selected in the sole discretion of the Calculation Agent), for the purchase or sale for deposits in the relevant currencies. If these spot quotations are available from only one bank, then the Calculation Agent, in its sole discretion, will determine which quotation is available and reasonable to be used. If no spot quotation is available, then the Exchange Rates will be the rate the Calculation Agent, in its sole discretion, determines to be fair and reasonable under the circumstances at approximately 10:00 a.m., New York City time, on the relevant date.

Data on the Exchange Rates

Brazilian real

The following table sets forth the high and low daily Exchange Rates for the Brazilian real for the calendar quarters from January 2003 through the Pricing Date. On the Pricing Date, the Exchange Rate for the Brazilian real was 2.1149 Brazilian reals per one United States dollar, as reported by Reuters on page BRFR taking the arithmetic mean of the bid and ask. The Exchange Rates listed below were obtained from publicly available information on Bloomberg, L.P. (“Bloomberg”). The historical Exchange Rates of the Brazilian real should not be taken as an indication of future performance nor as an indication of whether, or to what extent, the Cumulative Return is more or less likely to be positive or negative over the term of the Notes.

	High	Low
2003
First Quarter	3.6650	3.2610
Second Quarter	3.3135	2.8385
Third Quarter	3.0675	2.8155
Fourth Quarter	2.9475	2.8310
2004
First Quarter	2.9645	2.7820
Second Quarter	3.2118	2.8755
Third Quarter	3.0782	2.8505

	High	Low
Fourth Quarter	2.8800	2.6530
2005
First Quarter	2.7640	2.5665
Second Quarter	2.6588	2.3325
Third Quarter	2.4870	2.2140
Fourth Quarter	2.3800	2.1615
2006
First Quarter	2.3364	2.1040
Second Quarter	2.3525	2.0555
Third Quarter	2.2244	2.1230
Fourth Quarter	2.1912	2.1294
2007
First Quarter	2.1523	2.0444
Second Quarter	2.0478	1.9045
Third Quarter	2.0930	1.8336
Fourth Quarter	1.8390	1.7330
2008
First Quarter	1.8306	1.6689
Second Quarter	1.7444	1.5915
Third Quarter	1.9634	1.5600
Fourth Quarter (through the Pricing Date)	2.3790	1.9176

Russian ruble

The following table sets forth the high and low daily Exchange Rates for the Russian ruble for the calendar quarters from January 2003 through the Pricing Date. On the Pricing Date, the Exchange Rate for the Russian ruble was 27.1046 Russian rubles per one United States dollar, as reported by Reuters on page RUBMCMEEMTA=. The Exchange Rates listed below were obtained from publicly available information on Bloomberg. The historical Exchange Rates of the Russian ruble should not be taken as an indication of future performance nor as an indication of whether, or to what extent, the Cumulative Return is more or less likely to be positive or negative over the term of the Notes.

	High	Low
2003
First Quarter	31.9550	31.3722
Second Quarter	31.2865	30.3215
Third Quarter	30.7254	30.2428
Fourth Quarter	30.5212	29.2390
2004
First Quarter	29.2425	28.4375
Second Quarter	29.0825	28.5075
Third Quarter	29.2755	28.9900
Fourth Quarter	29.2210	27.7200
2005
First Quarter	28.1950	27.4487
Second Quarter	28.6800	27.7080
Third Quarter	28.8312	28.1600
Fourth Quarter	28.9814	28.4295
2006
First Quarter	28.7414	27.6651
Second Quarter	27.7165	26.7316
Third Quarter	27.0500	26.6726
Fourth Quarter	26.9797	26.1704
2007
First Quarter	26.5990	25.9736
Second Quarter	26.0426	25.6854
Third Quarter	25.8902	24.8588
Fourth Quarter	25.0505	24.2850
2008
First Quarter	24.7859	23.4511
Second Quarter	23.8930	23.3179
Third Quarter	25.7442	23.1577
Fourth Quarter (through the Pricing Date)	27.3368	25.7333

Indian rupee

The following table sets forth the high and low daily Exchange Rates for the Indian rupee for the calendar quarters from January 2003 through the Pricing Date. On the Pricing Date, the Exchange Rate for the Indian rupee was 49.2500 Indian rupees per one United States dollar, as reported by Reuters on page RBIB under “USD”. The Exchange Rates listed below were obtained from publicly available information on Bloomberg.

The historical Exchange Rates of the Indian rupee should not be taken as an indication of future performance nor as an indication of whether, or to what extent, the Cumulative Return is more or less likely to be positive or negative over the term of the Notes.

	High	Low
2003
First Quarter	48.0100	47.4700
Second Quarter	47.4675	46.4025
Third Quarter	46.4350	45.6950
Fourth Quarter	45.9250	45.2150
2004
First Quarter	45.6400	43.6000
Second Quarter	46.2500	43.5375
Third Quarter	46.4713	45.6650
Fourth Quarter	45.9000	43.4600
2005
First Quarter	43.9300	43.4200
Second Quarter	43.8300	43.2900
Third Quarter	44.1500	43.1750
Fourth Quarter	46.3100	44.1275
2006
First Quarter	45.0925	44.1175
Second Quarter	46.3900	44.6012
Third Quarter	46.8750	45.7700
Fourth Quarter	45.8800	44.2700
2007
First Quarter	44.6575	43.0350
Second Quarter	43.1450	40.4900
Third Quarter	41.3162	39.7035
Fourth Quarter	39.9000	39.2775
2008
First Quarter	40.7300	39.2650
Second Quarter	43.0400	39.7650
Third Quarter	46.9550	42.0637
Fourth Quarter (through the Pricing Date)	49.9825	46.6100

Chinese renminbi (yuan)

The following table sets forth the high and low daily Exchange Rates for the Chinese renminbi (yuan) for the calendar quarters from January 2003 through the Pricing Date. On the Pricing Date, the Exchange Rate for the Chinese renminbi (yuan) was 6.8258 Chinese renminbi (yuan) per one United States dollar, as reported by Reuters on page SAEC. The Exchange Rates listed below were obtained from publicly available information on Bloomberg. The historical Exchange Rates of the Chinese renminbi (yuan) should not be taken as an indication of future performance nor as an indication of whether, or to what extent, the Cumulative Return is more or less likely to be positive or negative over the term of the Notes.

	High	Low
2003
First Quarter	8.2778	8.2766
Second Quarter	8.2775	8.2768
Third Quarter	8.2776	8.2766
Fourth Quarter	8.2772	8.2765
2004
First Quarter	8.2775	8.2766
Second Quarter	8.2773	8.2765
Third Quarter	8.2771	8.2765
Fourth Quarter	8.2768	8.2763
2005
First Quarter	8.2766	8.2763
Second Quarter	8.2767	8.2763
Third Quarter	8.2765	8.0871
Fourth Quarter	8.0920	8.0702
2006
First Quarter	8.0702	8.0172
Second Quarter	8.0265	7.9943
Third Quarter	8.0048	7.8965
Fourth Quarter	7.9149	7.8045
2007
First Quarter	7.8160	7.7269
Second Quarter	7.7350	7.6151
Third Quarter	7.6059	7.5035
Fourth Quarter	7.5276	7.3036

	High	Low
2008
First Quarter	7.3041	7.0116
Second Quarter	7.0185	6.8544
Third Quarter	6.8792	6.8113
Fourth Quarter (through the Pricing Date)	6.8521	6.8171

The following graph sets forth the hypothetical historical cumulative combined weighted percentage change of the Exchange Rates at each month-end, based on historical data from January 2003 through October 2008. The data points on the graphs are calculated using initial Exchange Rates as of December 31, 2002 and final Exchange Rates at each month-end. Thus, for example, the January 2003 data point provides a combined weighted percentage change of the Exchange Rates over a one-month period, while the December 2007 data point provides a combined weighted percentage change of the Exchange Rates over a five-year period. The Cumulative Return used to determine the amount you receive at maturity, however, will be calculated over an approximate two-year period. The historical data used in this graph reflects the historical Exchange Rates available on Bloomberg, which may not be identical to those determined at the fixing times set forth above. This hypothetical historical data on the combined weighted percentage change of the Exchange Rates is not necessarily indicative of the future performance of the Exchange Rates or what the value of the Notes may be. Any upward or downward trend in the hypothetical historical combined weighted percentage change of the Exchange Rates during any period set forth below is not an indication of whether, or to what extent, the Cumulative Return is more or less likely to be positive or negative over the term of the Notes.

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the Notes. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “United States Federal Income Taxation” in the accompanying product supplement STUP-1 and MTN prospectus supplement, which you should carefully review prior to investing in the Notes. Capitalized terms used and not defined herein have the meanings ascribed to them in the accompanying product supplement STUP-1.

Characterization of the Notes.    There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization, for U.S. federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. However, although the matter is not free from doubt, under current law, each Note should be treated as a debt instrument of ML&Co. for U.S. federal income tax purposes. ML&Co. currently intends to treat each Note as a debt instrument of ML&Co. for U.S. federal income tax purposes and, where required, intends to file information returns with the Internal Revenue Service (the “IRS”) in accordance with this treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the Notes. Prospective investors in the Notes should be aware, however, that the IRS is not bound by ML&Co.’s characterization of the Notes as indebtedness, and the IRS could possibly take a different position as to the proper characterization of the Notes for U.S. federal income tax purposes. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the tax consequences of investing in the Notes. The following summary assumes that the Notes will be treated as debt instruments of ML&Co. for U.S. federal income tax purposes.

General.    On August 30, 2004, the Treasury Department issued final regulations (the “Foreign Currency Regulations”) under Section 988 of the Internal Revenue Code of 1986, as amended, addressing the U.S. federal income tax treatment of debt instruments having terms similar to the Notes. In general, under the Foreign Currency Regulations, since the amount payable on the maturity date with respect to a Note in excess of the Original Public Offering Price thereof, if any, will be determined by reference to the values of the Underlying Currencies, while repayment of 100% of the Original Public Offering Price thereof will not be affected by changes in the values of the Underlying Currencies, the Notes will be taxed pursuant to the rules contained in certain final Treasury regulations (the “CPDI Regulations”) addressing the proper U.S. federal income tax treatment of contingent payment debt instruments. The CPDI Regulations generally require a U.S. Holder of this type of an instrument to include future contingent and noncontingent interest payments in income as that interest accrues based upon a projected payment schedule. Moreover, in general, under the CPDI Regulations, any gain recognized by a U.S. Holder on the sale, exchange, or retirement of a contingent payment debt instrument is treated as ordinary income, and all or a portion of any loss realized could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances).

Interest Accruals.    Each year, a U.S. Holder of a Note will be required to pay taxes on ordinary income from such Note over its term based upon an estimated yield for the Note, even though such U.S. Holder will not receive any payments until the maturity date. ML&Co. will have established this estimated yield, in accordance with the CPDI Regulations, solely in order for a U.S. Holder to calculate the amount of taxes that such U.S. Holder will owe each year as a result of owning a Note. This estimated yield will not be either a prediction or a guarantee of what the actual Redemption Amount will be, or that the actual Redemption Amount will even exceed the Original Public Offering Price.

Sale or Exchange of the Notes.    Upon the sale or exchange of a Note prior to the maturity date, a U.S. Holder will be required to recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized by the U.S. Holder upon such sale or exchange and the U.S. Holder’s adjusted tax basis in the Note as of the date of disposition. A U.S. Holder’s adjusted tax basis in a Note generally will equal the U.S. Holder’s initial investment in the Note increased by any interest previously included in income with respect to the Note by the U.S. Holder. Any taxable gain will be treated as ordinary income. Any taxable loss will be treated as ordinary loss to the extent of the U.S. Holder’s total interest inclusions on the Note. Any remaining loss generally will be treated as long-term or short-term capital loss (depending upon the U.S. Holder’s holding period for the Note). In addition, U.S. Holders purchasing a Note at a price that differs from the adjusted issue price of the Note as of the purchase date (e.g., subsequent purchasers) will be subject to rules providing for certain adjustments to the foregoing rules and these U.S. Holders should consult their own tax advisors concerning these rules.

The following table sets forth the amount of interest that will be deemed to accrue with respect to each Note during each accrual period over the term of the Notes based upon a projected payment schedule for the Notes (including both a Projected Redemption Amount and an estimated yield equal to 5.707% per annum (compounded semi-annually)) as determined by ML&Co. for purposes of applying the CPDI Regulations to the Notes:

Accrual Period	Interest deemed to accrue on Notes during accrual period (per unit of the Notes)	Total interest deemed to have accrued on Notes as of end of accrual period (per unit of the Notes)
November 10, 2008 through May 2, 2009	$0.2598	$0.2598
May 3, 2009 through November 2, 2009	$0.3036	$0.5634
November 3, 2009 through May 2, 2010	$0.3014	$0.8648
May 3, 2010 through November 2, 2010	$0.3100	$1.1748

Projected Redemption Amount = $11.1748 per unit of the Notes.

Prospective purchasers of the Notes should consult their own tax advisors concerning the tax consequences, in light of their particular circumstances, under the laws of the United States and any other taxing jurisdiction, of the purchase, ownership and disposition of the Notes. See the discussion under the section entitled “United States Federal Income Taxation” in the accompanying product supplement STUP-1.

Additional Terms of the Notes

You should read this term sheet, together with the documents listed below (collectively, the “Notes Prospectus”), which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement STUP-1 dated October 3, 2008:

http://www.sec.gov/Archives/edgar/data/65100/000119312508206086/d424b2.htm

▪	MTN prospectus supplement dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070946/d424b5.htm

▪	General prospectus supplement dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070973/d424b5.htm

▪	Prospectus dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070817/ds3asr.htm

Our Central Index Key, or CIK, on the SEC Website is 65100. References in this term sheet to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

ML&Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that ML&Co. has filed with the SEC for more complete information about ML&Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, ML&Co., any agent or any dealer participating in this offering, will arrange to send you the Note Prospectus if you so request by calling toll-free 1-866-500-5408.

Structured Investments Classification

ML&Co. classifies certain of its structured investments (the “Structured Investments”), including the Notes, into four categories, each with different investment characteristics. The description below is intended to briefly describe the four categories of Structured Investments offered: Principal Protection, Enhanced Income, Market Participation and Enhanced Participation. A Structured Investment may, however, combine characteristics that are relevant to one or more of the other categories. As such, a category should not be relied upon as a description of any particular Structured Investment.

Principal Protection: Principal Protected Structured Investments offer full or partial principal protection at maturity, while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income: Structured Investments offering enhanced income may offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation: Market Participation Structured Investments can offer investors exposure to specific market sectors, asset classes and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments are not structured to include the principal protection feature.

Enhanced Participation: Enhanced Participation Structured Investments may offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These investments are not structured to include the principal protection feature.

The classification of Structured Investments is meant solely for informational purposes and is not intended to fully describe any particular Structured Investment nor guarantee any particular performance.